UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Shanda Interactive Entertainment Limited

(Name of the Issuer)

Shanda Interactive Entertainment Limited

Tianqiao Chen

Qian Qian Chrissy Luo

Danian Chen

Premium Lead Company Limited

New Era Investment Holding Ltd.

Shanda Media Limited

Shanda Investment International Ltd.

Silver Rose Investment Limited

Crystal Day Holdings Limited

Fortune Capital Holdings Enterprises Limited

First Step Services Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, each representing two Ordinary Shares

(Title of Class of Securities)

81941Q2031

(CUSIP Number)

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

Grace Wu Shanda Interactive Entertainment Limited No. 208 Juli Road Pudong New Area Shanghai 201203 People’s Republic of China Telephone: +86 21 6058 8688

Chunyan Ge

c/o: Tianqiao Chen

        Qian Qian Chrissy Luo

        Danian Chen

        Premium Lead Company Limited

        New Era Investment Holding Ltd.

        Shanda Media Limited

        Shanda Investment International Ltd.

        Silver Rose Investment Limited

        Crystal Day Holdings Limited

        Fortune Capital Holdings Enterprises Limited

        First Step Services Limited

Unit 403A, 4/F Golden Center

188 Des Voeux Road Central

Hong Kong

Telephone: +65 8434 2868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq.	James C. Lin, Esq.
Shearman & Sterling LLP	Davis Polk & Wardwell LLP
12th Floor East Tower, Twin Towers	c/o 18th Floor, The Hong Kong Club Building
B-12 Jianguomenwai Dajie	3A Chater Road
Beijing 100022, China	Hong Kong
Telephone: +86 10 5922 8005	Telephone: +852 2533 3300

Gregory D. Puff, Esq.	Zhan Chen, Esq.
Shearman & Sterling LLP	Davis Polk & Wardwell LLP
12/F, Gloucester Tower	c/o 18th Floor, The Hong Kong Club Building
The Landmark	3A Chater Road
15 Queens Road Central	Hong Kong
Hong Kong	Telephone: +852 2533 3300
Telephone: +852 2978 8082

Akiko Mikumo, Esq.
Weil, Gotshal & Manges LLP
29/F, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong
Telephone: +852 3476 9088

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐ The filing of a registration statement under the Securities Act of 1933.

c	☐ A tender offer

d	☑ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$700,072,606	$80,228.32

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $20.675 for 33,127,684 outstanding ordinary shares of the issuer subject to the transaction plus (b) the product of 1,239,086 ordinary shares issuable under all outstanding and unexercised options multiplied by $12.233 per share (which is the difference between $20.675 per share merger consideration and the weighted average exercise price of $8.442 per share ((a) and (b) together, the “Transaction Valuation”))
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, was calculated by multiplying the Transaction Valuation by 0.0001146.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (as amended, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Shanda Interactive Entertainment Limited, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.01 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing two Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Tianqiao Chen, the chairman of the board, chief executive officer and president of the Company; (c) Ms. Qian Qian Chrissy Luo, wife of Mr. Tianqiao Chen and a non-executive director of the Company; (d) Mr. Danian Chen, brother of Mr. Tianqiao Chen and chief operating officer and a director of the Company; (e) Premium Lead Company Limited, a British Virgin Islands company (“Parent”); (f) New Era Investment Holding Ltd., a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”); (g) Shanda Media Limited, a British Virgin Islands company; (h) Shanda Investment International Ltd., a British Virgin Islands company; (i) Silver Rose Investment Limited, a British Virgin Islands company; (j) Crystal Day Holdings Limited, a Hong Kong company; (k) Fortune Capital Holdings Enterprises Limited, a British Virgin Islands company; and (l) First Step Services Limited, a British Virgin Islands company. Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo, Mr. Danian Chen, Parent, Merger Sub, Shanda Media Limited, Shanda Investment International Ltd., Silver Rose Investment Limited, Crystal Day Holdings Limited, Fortune Capital Holdings Enterprises Limited, and First Step Services Limited are collectively referred to herein as the “Buyer Group.”

The Transaction Statement relates to the agreement and plan of merger dated November 22, 2011 (the “merger agreement”), among the Company, Parent and Merger Sub.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15	Additional Information

Item	15 is hereby amended and supplemented as follows:

On February 14, 2012, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of shareholders of the Company was held at 8th Floor, Room 802-3, The Hong Kong Club Building, 3A Chater Road, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted in favor of the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, and the proposal to authorize the directors to do all things necessary to give effect to the merger agreement.

On February 14, 2012, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of February 14, 2012, pursuant to which the merger of Merger Sub with and into the Company became effective on February 14, 2012. As a result of the merger, the Company will cease to be a publicly traded company and has become a wholly owned subsidiary of Parent.

At the effective time of the merger, each Share issued and outstanding immediately prior to the effective time of the merger, other than (a) the Shares and ADSs beneficially owned by the Buyer Group (the “Founder Shares”) and (b) the Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law (the “Dissenting Shares”), was cancelled in exchange for the right to receive $20.675 and each ADS, each representing two Shares, represents the right to receive $41.35 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes. In addition, at the effective time of the merger, each option to purchase Shares pursuant to the Company’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan that was then outstanding and unexercised was cancelled and converted into the right to receive a cash amount equal to (a) the total number of Shares issuable under such option immediately prior to the effective time of the merger multiplied by (b) the excess of $20.675 over the exercise price payable per Share under such option, without interest and net of any applicable withholding taxes.

As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Select Market. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16	Exhibits

(a)-(1)*	Proxy Statement of the Company dated January 13, 2012 (the “Proxy Statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)*	Proxy Card.

(a)-(4)*	ADS Voting Instruction Card.

(a)-(5)	Press Release issued by the Company, dated November 22, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 22, 2011.

(b)-(1)	Facility Agreement, dated November 22, 2011, incorporated herein by reference to Exhibit 99.7 to Schedule 13D, as amended, filed with the SEC on November 23, 2011.

(b)-(2)	Voting and Support Undertaking Letter, dated November 22, 2011, incorporated herein by reference to Exhibit 99.8 to Schedule 13D, as amended, filed with the SEC on November 23, 2011.

(c)-(1)*	Opinion of Merrill Lynch (Asia Pacific) Limited, dated November 22, 2011, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 22, 2011.

(c)-(3)*	Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 13, 2011.

(c)-(4)*	Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 19, 2011.

(d)-(1)*	Agreement and Plan of Merger dated as November 22, 2011, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed on December 5, 2011.
*	Previously filed on January 13, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

Shanda Interactive Entertainment Limited

By:	/s/ Grace Wu
	Name:	Grace Wu
	Title:	Chief Financial Officer

Tianqiao Chen

/s/ Tianqiao Chen
Tianqiao Chen

Qian Qian Chrissy Luo

/s/ Qian Qian Chrissy Luo
Qian Qian Chrissy Luo

Danian Chen

/s/ Danian Chen
Danian Chen

Premium Lead Company Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

New Era Investment Holding Ltd.

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

Shanda Media Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Shanda Investment International Ltd.

By:	/s/ Danian Chen
	Name:	Danian Chen
	Title:	Director

Silver Rose Investment Limited

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

Crystal Day Holdings Limited

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

Fortune Capital Holdings Enterprises Limited

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

First Step Services Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

EXHIBIT INDEX

(a)-(1)*	Proxy Statement of the Company dated January 13, 2012.

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)*	Proxy Card.

(a)-(4)*	ADS Voting Instruction Card.

(a)-(5)	Press Release issued by the Company, dated November 22, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 22, 2011.

(b)-(1)	Facility Agreement, dated November 22, 2011, incorporated herein by reference to Exhibit 99.7 to Schedule 13D, as amended, filed with the SEC on November 23, 2011.

(b)-(2)	Voting and Support Undertaking Letter, dated November 22, 2011, incorporated herein by reference to Exhibit 99.8 to Schedule 13D, as amended, filed with the SEC on November 23, 2011.

(c)-(1)*	Opinion of Merrill Lynch (Asia Pacific) Limited, dated November 22, 2011, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 22, 2011.

(c)-(3)*	Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 13, 2011.

(c)-(4)*	Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 19, 2011.

(d)-(1)*	Agreement and Plan of Merger dated as November 22, 2011, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed on December 5, 2011.
*	Previously filed on January 13, 2012.